UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 001-33857

VANCEINFO TECHNOLOGIES INC.

3/F, Building 8, Zhongguancun Software Park

Haidian District, Beijing 100193

People’s Republic of China

+86 (10) 8282-5266

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

VANCEINFO TECHNOLOGIES INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCEINFO TECHNOLOGIES INC.

By:	/s/ Chris Shuning Chen
Name:	Chris Shuning Chen
Title:	Chairman and Chief Executive Officer

Date: August 14, 2008

Exhibit 99.1

VanceInfo Reports Record Second Quarter Results

Beijing, August 14, 2008 – VanceInfo Technologies Inc. (NYSE:VIT) (“VanceInfo” or the “Company”), an IT service provider and one of the leading offshore software development companies in China, today reported its unaudited financial results for the second quarter ended June 30, 2008.

Second Quarter 2008 Financial and Operating Highlights

•	Net revenues for the second quarter increased to $24.4 million, up 63.2 % from the second quarter of 2007.

•	Gross profit rose to $9.6 million, up 65.4% from the year-ago quarter. Gross margin improved to 39.2%, up from 38.7% in the same period in 2007.

•	Operating margin was 15.2%, compared to 15.1% in the second quarter last year.

•

Net income was $3.6 million, compared to $2.3 million in the second quarter of 2007. Adjusted net income (non-GAAP), which excludes share-based compensation expense, was $3.9 million, compared to $2.5 million a year ago.

•	Diluted earnings per share (“EPS”) were $0.09, and adjusted diluted EPS (non-GAAP), which excludes share-based compensation expense, was $0.10 in the second quarter.

•	Employees totaled 4,564, including 4,003 billable professionals, as of June 30, 2008.

“We are pleased to see another strong quarter with record revenues and net profit. Demand from most of our existing clients continued to rise, and a number of newly acquired customers in the past year have been expanding the scope of their outsourcing assignments to us after our successful completion of the pilot projects.” said Mr. Chris Chen, Chairman and Chief Executive Officer of VanceInfo. “Meanwhile, we see a growing trend of U.S. and European clients selecting China as a preferred emerging destination for software development and IT outsourcing services, thanks to the rapidly expanding IT talent pool in the country. Our market leadership and enhanced brand recognition since the IPO position us well in capitalizing this remarkable trend.”

Second Quarter 2008 Financial Results

Due to the seasonal nature of its business, the Company presents financial analysis on a year-over-year basis between the second quarter of 2008 and the second quarter of 2007 as in the following paragraphs.

Net Revenues

Net revenues were $24.4 million in the second quarter of 2008, up 63.2% from $15.0 million in the second quarter of 2007. The increase in net revenues was primarily due to significant growth from a number of clients acquired in the past twelve months as well as healthy growth from our long-term core accounts.

Net Revenues by Service Lines

Net revenues from research & development services grew 60.1% compared with the second quarter of 2007 and accounted for 59.1% of the Company’s net revenues. Telecom and wireless clients contributed a significant part of the growth. Net revenues from enterprise solutions had the strongest percentage growth in the second quarter 2008, up 122.8% from the year-ago quarter, primarily due to the increasing strength of our SAP consulting and implementation team, which was enhanced through an acquisition in the third quarter of last year. Growth from application development and maintenance and quality assurance and testing remained strong, achieving 79.2% and 34.5% in year over year growth, respectively.

	Three Months Ended June 30, 2008		Three Months Ended June 30, 2007
	(in thousands, except percentages)
Research & development services	$14,428	59.1%	$9,014	60.2%
Globalization & localization	1,105	4.5%	1,068	7.2%
Enterprise solutions	3,396	13.9%	1,524	10.2%
Application development & maintenance	3,896	16.0%	2,174	14.5%
Quality assurance & testing	1,591	6.5%	1,183	7.9%

Total net revenues	$24,416	100.0%	$14,963	100.0%

Net Revenues by Geographic Markets

Based on the location of our clients’ headquarters, the United States continued to be the Company’s largest geographic market, accounting for $13.9 million or 56.9% of net revenues in the second quarter of 2008, followed by 18.8% from clients headquartered in China, 14.5% in Europe and 9.5% in Japan. The rising contribution from China headquartered clients is due to strong growth from the Company’s domestic clients as well as the seasonally strong enterprise solutions service line, which serves a number of large Chinese enterprises.

Measuring the Company’s revenues by geographic markets based on the location of the contract signing entities, rather than the location of the clients’ headquarters, China accounted for 69.2% of net revenues in the second quarter 2008, while the United States and Japan accounted for 17.8% and 8.5%, respectively. The Company provides this supplemental geographic analysis to present an additional measure for assessing the Company’s geographic participation and highlight its involvement in the expanding Chinese market.

Largest Clients

The total revenues from the Company’s two largest clients, Microsoft and IBM, accounted for 29.5% of the Company’s net revenues in the second quarter of 2008, compared to 36.8% in the same period last year. Similarly, revenues from the top five clients totaled 52.9% of net revenues in the quarter, compared to 58.0% in the second quarter of 2007.

Gross Profit and Gross Margin

Gross profit in the second quarter of 2008 was $9.6 million, an increase of 65.4% from $5.8 million in the second quarter of 2007. Gross margin was 39.2%, up from 38.7% in the same quarter last year, as the Company continued to improve its average billing rates for increasingly sophisticated service offerings while effectively managing the staff costs.

Operating Expenses

Sales and marketing expenses were $1.0 million in the second quarter of 2008, up from $0.5 million in the second quarter of 2007. The sales and marketing expenses rose as we strengthened our sales force in the third quarter of 2007 to expand the business development efforts in the United States. General and administrative expenses were $5.1 million in the second quarter of 2008, up 68.3% from $3.1 million a year ago. The increase was primarily due to higher administrative costs associated with being a public company as well as higher operational spending during the quarter to position the Company for additional growth in the second half of 2008.

Operating Income and Operating Margin

Operating income in the second quarter of 2008 was $3.7 million, up 64.2% from $2.3 million in the second quarter 2007. Operating margin was 15.2% in the second quarter of 2008, compared with 15.1% in the year-ago period.

Foreign currency exchange losses

Foreign exchange losses were $0.3 million in the second quarter of 2008, largely due to a loss from the depreciation of the monetary assets denominated in Japanese Yen against Chinese Renminbi at two of the Company’s PRC operating entities during the quarter.

Provision for income taxes

The provision for income taxes was $0.4 million in the second quarter of 2008, compared to a tax credit of $15 thousand in the second quarter of 2007. As a “new and high-technology enterprise”, the Company’s main operating entity in China was entitled to a three-year tax exemption from year 2005 to 2007 and a 50% reduction from the 15% preferential tax rate from year 2008 to 2010. Under the new Chinese Enterprise Income Tax Regulation that became effective in 2008, however, all new and high-technology enterprises are required to re-apply for the status. Prior to receiving the official approval of this status, the Company calculates income tax expense based on the 25% statutory tax rate, instead of the 15% preferential tax rate, and a 50% reduction, resulting in a 12.5% income tax rate for the main operating entity in the first half of 2008.

Net Income and EPS

Net income in the second quarter of 2008 was $3.6 million, up 56.8% from $2.3 million in the second quarter of 2007. The net margin was 14.6% in the second quarter of 2008, compared to 15.2% in the second quarter of 2007. Non-GAAP net income, which excludes share-based compensation expense, was $3.9 million, up from $2.5 million a year ago. Non-GAAP net margin was 16.0%, compared to 16.8% in the prior year period. The decline in net margin was due to larger foreign exchange losses and higher provision for income taxes in the second quarter of 2008.

Diluted EPS was $0.09, and non-GAAP diluted EPS, which excludes share-based compensation expense, was $0.10 in the second quarter.

The non-GAAP measures are described below and reconciled to the corresponding GAAP measures in the section below titled “About Non-GAAP Financial Measures.”

First Half 2008 Financial Results

Net Revenues

Net revenues for the first half of 2008 were $44.9 million, up 76.9% from $25.4 million in the first half of 2007.

Net Revenues by Service Lines

	Six Months Ended June 30, 2008		Six Months Ended June 30, 2007
	(in thousands, except percentages)
Research & development service	$26,449	58.9%	$15,719	61.9%
Globalization & localization	2,005	4.5%	1,933	7.6%
Enterprise solutions	5,748	12.7%	2,259	8.9%
Application development & maintenance	7,621	17.0%	3,206	12.6%
Quality assurance & testing	3,095	6.9%	2,281	9.0%

Total net revenues	$44,918	100.0%	$25,398	100.0%

Gross Profit and Gross Margin

Gross profit for the first half of 2008 was $17.4 million, an increase of 78.4% from $9.7 million in the first half of 2007. Gross margin was 38.6% in the first half of 2008, up from 38.3% in the prior year period.

Net Income and EPS

Net income for the first half of 2008 was $6.6 million, up 86.2% from $3.6 million for the same period of 2007. Net margin was 14.7% in the first half of 2008, up from 14.0% in the same period in 2007. Non-GAAP net income, which excludes share-based compensation expense, was $7.3 million, up from $4.0 million a year ago. Non-GAAP net margin was 16.3%, up from 15.8% in the first half of 2007. Diluted EPS for the first half of 2008 was $0.16, and non-GAAP diluted EPS, which excludes share-based compensation expenses, was $0.18 for the first half of 2008.

Recent Developments

Increased Equity Ownership in Shanghai Solutions

In July 2008, VanceInfo completed the acquisition of an additional 10% equity interest in Shanghai Solutions, a 75% owned subsidiary of the Company as of June 30, 2008, from NEC System Technologies Ltd. The agreement was signed in April 2008 as disclosed in the Company’s first quarter earnings release. In August 2008, VanceInfo reached a preliminary agreement to acquire the remaining 15% of Shanghai Solutions in an all cash transaction from the two original founders.

Upon completion of the transaction in the third quarter of 2008, Shanghai Solutions will be renamed Shanghai VanceInfo Technologies Limited and will fully integrate other Japan related operations to become the single operating entity of the Company serving Japanese clients.

Appointment of Chief Operating Officer

Sidney Huang, currently Chief Financial Officer of VanceInfo, was appointed Chief Operating Officer of the Company effective August 12, 2008. In this expanded capacity, Mr. Huang will assume more responsibilities in managing the Company’s operations in addition to his role as the Chief Financial Officer. Sidney Huang has also been a member of the CEO Office, along with CEO Chris Chen and President David Chen.

Outlook for the Third Quarter and Full Year 2008

VanceInfo expects to generate net revenues between $25 million and $26 million in the third quarter of 2008, representing a 39% to 44% increase from the third quarter of 2007. Third quarter diluted EPS is expected to be approximately $0.09 on a GAAP basis and $0.10 on a non-GAAP basis, which excludes share-based compensation, based on 41.0 million total ADS-equivalent average shares outstanding. Due to the new national holiday schedule in 2008 and the impact from the Beijing Olympic Games, the effective working days for the third quarter of 2008 are reduced by at least two days as compared to the same quarter in 2007, which will have a direct impact on the Company’s net revenues and EPS expectations.

Based on the Company’s current understanding of the new Chinese Enterprise Income Tax Regulation, the Company’s estimate of its effective tax rate for 2008 at this time is between 8% and 14%. The ultimate applicable tax rate of the Company will depend on many factors, including whether its main operating entity will receive the approval of its High and New Technology Enterprise status under the new regulation.

For the full year 2008, the Company has increased its guidance and expects that:

•	Net revenues to be between $96 million and $99 million, representing a 53% to 58% increase from 2007.

•

Diluted EPS to be between $0.35 and $0.38 on a GAAP basis, and non-GAAP diluted EPS excluding share-based compensation to be between $0.38 and $0.41, based on 40.8 million total ADS-equivalent average shares outstanding.

•	Total headcount by the end of 2008 to be approximately 5,000.

Conference Call

VanceInfo will host a conference call and live webcast to discuss the quarter’s results and outlook at 8:00 AM Eastern Standard Time (8:00 PM Beijing/Hong Kong time) on August 14, 2008. Please dial-in five to ten minutes prior to the call to register and receive further instructions.

The dial-in details for the live conference call are:

• U.S. Toll Free Number:	+1 866-510-0705

• International dial-in number:	+1 617-597-5363

• Hong Kong dial-in number:	+852 3002-1672

Passcode: VanceInfo

The conference call will be available live by webcast on the Investors section of VanceInfo Technologies website at http://ir.vanceinfo.com. The archive replay will be available on VanceInfo’s website shortly after the call.

A dial-in replay of the conference call will be available until 12:00 p.m. EST, August 21, 2008 at +1 888-286-8010 or +1 617-801-6888; Passcode: 68016442.

About VanceInfo

VanceInfo Technologies Inc. is an IT service provider and one of the leading offshore software development companies in China. VanceInfo was the first China software development outsourcer listed on the New York Stock Exchange. The Company ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2007 revenues, according to International Data Corporation. VanceInfo’s comprehensive range of IT services includes research & development services, enterprise solutions, application development & maintenance, quality assurance & testing, and globalization & localization. VanceInfo provides these services primarily to corporations headquartered in the United States, Europe, Japan, and China, targeting high-growth industries such as technology, telecommunications, financial services, manufacturing, retail, and distribution.

Safe Harbor

This news release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as will, should, expects, anticipates, future, intends, plans, believes, estimates, and similar statements. Among other things, the management’s quotations and “Outlook for the Third Quarter and Full Year 2008” contain forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, the company’s dependence on a limited number of clients for a significant portion of its revenues, the overall economic growth in its principal geographic markets, the quality and portfolio of its services lines and industry expertise, and the availability of a large talent pool in China and supply of qualified professionals, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks is included in VanceInfo’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. All information provided in this news release and in the attachments is as of August 14, 2008, and VanceInfo does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement VanceInfo’s consolidated financial results presented in accordance with GAAP, VanceInfo uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, and diluted EPS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to comparable GAAP measures” set forth at the end of this release.

VanceInfo believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income excluding share-based compensation expenses, and diluted EPS excluding share-based compensation expenses is that these non-GAAP measures exclude the share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the

GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

VanceInfo Technologies Inc.

Condensed Consolidated Balance Sheets (Unaudited)

(US dollars in thousands)

	June 30 2008	December 31 2007
Assets
Current assets
Cash and cash equivalents	$74,949	$76,835
Accounts receivable	30,380	24,708
Other current assets	7,237	7,250

Total current assets	112,566	108,793
Property and equipment, net	9,784	7,999
Goodwill and other intangible assets	15,198	11,701
Other long-term assets	1,537	583

Total assets	$139,085	$129,076

Liabilities, minority interest, and shareholders’ equity
Current liabilities	$16,457	$17,114
Other liabilities	1,547	954

Total liabilities	18,004	18,068
Minority interest	543	630
Shareholders’ equity (a)	120,538	110,378

Total liabilities, minority interest, and shareholders’ equity	$139,085	$129,076

(a)	As of June 30, 2008, there were 37,314,095 ordinary shares issued and outstanding.

VanceInfo Technologies Inc.

Condensed Consolidated Statements of Operations (Unaudited)

(US dollars in thousands, except share and share related data)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Net revenues	$24,416	$14,963	$44,918	$25,398
Cost of revenues (1)	14,848	9,178	27,566	15,671

Gross profit	9,568	5,785	17,352	9,727

Selling and marketing expenses (1)	1,041	496	2,019	780
General and administrative expenses (1)	5,140	3,054	9,483	5,393
Other operating income	315	20	459	21

Income from operations	3,702	2,255	6,309	3,575

Interest income	540	219	1,207	429
Interest expenses	24	—	47	—
Foreign currency exchange gains (losses)	(285)	(120)	91	(193)
Change in fair value of warrants	—	86	—	127

Income before income taxes and minority interest	3,933	2,268	7,560	3,684
Provision for income taxes	437	(15)	1,028	91

Income before minority interest	3,496	2,283	6,532	3,593
Minority interest	63	(12)	87	(38)

Net income	$3,559	$2,271	$6,619	$3,555

Earnings per share
Basic - ordinary share	$0.10	$0.05	$0.18	$0.07
Basic - Series A convertible redeemable preferred share	N/A	0.09	N/A	0.15
Basic - Series B-1 convertible redeemable preferred share	N/A	0.09	N/A	0.16
Basic - Series B-2 convertible redeemable preferred share	N/A	0.12	N/A	0.20
Diluted - ordinary share	0.09	0.05	0.16	0.06

Weighted average shares outstanding (in thousands)
Basic - ordinary share	37,221	10,679	37,210	9,760
Basic - Series A convertible redeemable preferred share	—	7,155	—	7,165
Basic - Series B-1 convertible redeemable preferred share	—	2,990	—	2,990
Basic - Series B-2 convertible redeemable preferred share	—	6,380	—	6,380
Diluted - ordinary share	40,779	11,857	40,483	11,048

(1)	Depreciation and amortization expenses totaled $1,021 and $684 for the three months ended June 30, 2008 and 2007, respectively, and $1,863 and $1,050 for the six months ended June 30, 2008 and 2007, respectively.

VanceInfo Technologies Inc.

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(In US dollars in thousands, except per share data and percentages)

	Three Months Ended June 30, 2008				Three Months Ended June 30, 2007
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Net income	$3,559	$343	(a)	$3,902	$2,271	$237	(c)	$2,508
Net margin	14.6%	1.4%	(a)	16.0%	15.2%	1.6%	(c)	16.8%
Average shares (e)	40,779	—		40,779	11,857	18,120		29,977
Diluted EPS	$0.09	$0.01	(f)	$0.10	$0.05	$0.04	(f)	$0.09

	Six Months Ended June 30, 2008				Six Months Ended June 30, 2007
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Net income	$6,619	$689	(b)	$7,308	$3,555	$459	(d)	$4,014
Net margin	14.7%	1.6%	(b)	16.3%	14.0%	1.8%	(d)	15.8%
Average shares (e)	40,483	—		40,483	11,048	18,130		29,178
Diluted EPS	$0.16	$0.02	(f)	$0.18	$0.06	$0.08	(f)	$0.14

Notes:

(a)	Adjustment to exclude share-based compensation of $343 from operations of which $56 was reported in cost of revenues, $46 was reported in selling and marketing expenses and $241 was reported in general and administrative expenses in the unaudited condensed consolidated statements of operations.
(b)	Adjustment to exclude share-based compensation of $689 from operations of which $114 was reported in cost of revenues, $91 was reported in selling and marketing expenses and $484 was reported in general and administrative expenses in the unaudited condensed consolidated statements of operations.
(c)	Adjustment to exclude share-based compensation of $237 from operations of which $19 was reported in cost of revenues, $11 was reported in selling and marketing expenses and $207 was reported in general and administrative expenses in the unaudited condensed consolidated statements of operations.
(d)	Adjustment to exclude share-based compensation of $459 from operations of which $37 was reported in cost of revenues, $21 was reported in selling and marketing expenses and $401 was reported in general and administrative expenses in the unaudited condensed consolidated statements of operations.
(e)	Represent weighted average number of dilutive ordinary shares outstanding
(f)	Non-GAAP diluted EPS is computed by dividing Non-GAAP net income by the weighted average number of dilutive ordinary shares outstanding for the respective periods plus the number of ordinary shares resulting from the assumed conversion of the Series A, B-1, B-2 and B-3 convertible redeemable preferred shares as of the beginning of the prior year period.

For further information, please contact:

Melissa Ning

Director, Investor Relations

VanceInfo Technologies Inc.

Tel: +86-10-8282-5330

E-mail: ir@vanceinfo.com